Mail Stop 3561

June 20, 2007

Via U.S. Mail

James P. Dolan
Chairman, President and Chief Executive Officer
Dolan Media Company
706 Second Avenue South, Suite 1200
Minneapolis, MN 55402

Re: Dolan Media Company
Amendment no. 1 to Registration Statement on Form S-1
Filed June 7, 2007
File No. 333-142372

Dear Mr. Dolan,

        We have reviewed your responses to the comments in our letter dated May 23, 2007 and have the following additional comments.

General

1. We note your response to prior comment 1, however, text should be used to the extent necessary to explain briefly the graphics presented. Please remove the texts "We provide essential information and services that allow our customers to succeed in their professional lives" and "A leading provider of mission-critical business information and professional services with a strong growth profile and a diversified business model." Furthermore, your pictures should depict your *own* products or services, so long as the presentation is not misleading. You present several pictures that appear to not depict publishing or back-office processing services. Please revise or advise.

Registration Statement Cover Page

2. We note your response to prior comment 2. Please revise to separately indicate the amount of shares that are offered by the selling shareholders.

Our Company, page 1

3. Please revise the first sentence to delete the phrase "mission critical" or add disclosure that you are not claiming to be the sole source of the information (unless that is your claim).

4. We note your response to prior comment 8. Please revise the second paragraph to disclose whether your circulation is stable, increasing or decreasing for your periodicals.

Risk Factors, page 12
Our failure to comply with the covenants contained in our debt instruments, page 20

5. We note your response to prior comment 12, however, believe that you should discuss this risk in a separate or more appropriate risk factor. Your heading relates to your risk of failure to comply with debt covenants, and does not relate to your obligations with respect to the put rights.

Selected Consolidated Historical and Unaudited Pro Forma Financial Data, page 29

6. We note your response to our prior comment 15, but do not agree with your response. As previously requested, revise to disclose the predecessor's basic and diluted net income (loss) from continuing operations for each period presented. Please note that we do not believe the significant change in capital structure at the closing of the predecessor's July 31, 2003 restructuring provides a basis for omitting this information. Refer to the requirements outlined in Instruction 2 to Item 301 of Regulation S-K. Also, revise to disclose the weighted average shares used to calculate the predecessor entity's basic and diluted earnings per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Valuation of Our Company Equity Securities, page 37

7. Reference is made to the following significant assumptions disclosed on page 38:

    * the rate of your revenue growth
    * the rate of your EBITDA growth
    * the terminal multiple, based upon your anticipated growth prospects and private and public market valuation of comparable companies

    Please revise your disclosure to quantify the above assumptions. Also please disclose and quantify your cost growth assumptions used in your income approach analysis. Additionally, please explain your source or basis in estimating the rate of revenue and cost growth.

8. Reference is made to your third to last bullet point on page 38. Please expand your disclosure to explain the facts primarily responsible for your revenue from the Business Information Division, and Professional Services Division, as well as your equity in earnings of DNLP significantly increasing above expectations and your rational as to why you believed this trend would continue. As part of your disclosure, also provide the percentage that the aforementioned revenue and equity in earnings exceeded expectations and quantify how this changed your revenue and cost growth assumptions.

Share-Based Compensation Expense, page 39

9. We note your response to our prior comments 10 and 16. Prior to going effective, please disclose in MD&A the expected additional share-based compensation expense for the remainder of 2007, for previously granted stock options and the stock options and restricted shares of common stock that you intend to grant on the date of this prospectus. Also, please disclose the estimated aggregate amount of share-based compensation associated with the abovementioned grants. Furthermore, please disclose and quantify in MD&A the significant terms of and the assumptions used in valuing these stock-based compensation awards issued, and the assumptions used in estimating the annual and aggregate share-based compensation expense after the date of your most current balance sheet presented. Specifically, please provide the disclosure outlined in paragraph A240 (a), (b), (e) and (k) of SFAS No. 123(R) with respect to your future options and restricted shares you intend to grant on the date of this prospectus.

Underwriting, page 127

10. We note your response to prior comment 21 and reissue. Please expand this section to disclose that the selling shareholders may be deemed to be underwriters.

Dolan Media Company (Historical)
Consolidated Balance Sheet, page F-3

11. We note from your response to prior comment 22 that you intend to provide in a future amendment the disclosures requested in prior comment 22. In this regard, we note from your disclosure on page F-8 that you intend to include the effects of the offering proceeds. Please note that the pro forma balance sheet should exclude the effects of the offering proceeds when reflecting the significant changes in capitalization and outstanding shares that will occur in connection with the offering. Please revise accordingly.

Note 2. Acquisitions
2006 Acquisitions
American Processing Company, page F-15

12. We note from your response to our prior comment 24 that you valued the 50,000 shares of Dolan Media Company issued in connection with the acquisition of an 81% interest in APC at $5 per share. We also note from your response and your disclosure on page F-15 that in determining the valuation of these shares, the related valuation utilized a minority discount of 12% and a marketability discount of 35%. As noted in our comment outlined below with respect to the valuation of your common shares and stock options, we do not believe it is appropriate to utilize a minority interest discount in valuing common shares unless the cash flows to be received by the minority and majority shareholders are disproportionate. Additionally, we believe the use of marketability discounts in excess of 10% to 15%, are excessive unless there are substantive long-term restrictions on the marketability of the shares. Please revise to eliminate the use of such discounts in the valuation of these shares or explain in detail why you do not believe this is required.

13. We also note from your response to our prior comment 24 that the Company did not allocate any of the purchase price paid by it to Trott & Trott to the put right held by the minority investor in APC. Please note that we will not object to your conclusion not to allocate a portion of the purchase price to this put option. However, we believe that the expected amount you may be required to pay in the event that this put option is exercised by the minority owner of APC should be provided in the table of contractual obligations included on page 56 of the registration statement. The table should be accompanied by footnote disclosures explaining the method and assumptions used to calculate your potential obligation with respect to the put option.

14. Any earn-out or similar payments that may be required in the future as a result of your acquisitions and investments should also be included in the table of contractual obligations included on page 56.

15. We note from your response to our prior comment 25 that the $3.3 million payment made by APC to purchase the assets related to the mortgage default processing division of Robert Tremain Associates has been allocated to the existing services agreement between APC and Trott & Trott. Please explain why you believe it was appropriate to assign $3.3 million of the purchase price for the division of Robert Tremain Associates to your prior arrangement with Trott & Trott rather than to an intangible specifically associated with the mortgage default business acquired, such as a customer relationship intangible. Although we understand that Trott & Trott acquired the legal services division of Robert A. Tremain Associates, subsequent to your acquisition of the mortgage default processing division, and will now provide

referral of files to APC pursuant to their existing services agreement, we do not understand your basis or rationale for reallocating an amount assigned to an intangible asset recognized in connection with a new acquisition to an agreement recognized in connection with a prior acquisition. Please advise or revise as appropriate. We may have further comment upon receipt of your response.

Note 3 – Investments, page F-19

16. We note your response to prior comment 26. Please disclose in your financial statements that the difference between the Company's carrying value and its 35% share of the members' equity of DNLP is $15 million as stated in your response. Also disclose your methods and assumptions used in estimating the $15 million value assigned to your customer list.

17. We note your response to prior comment 28, but do not agree with your response. Summarized annual financial data provided for equity investment subsidiary (i.e., DLNP) in accordance with Rule 4-08(g) of Regulation S-X should not be labeled "unaudited," regardless of whether or not you meet the significance test under Rule 3-05 or 3-09 of Regulation S-X. Please revise accordingly.

Note 7 – Common and Preferred Stock, page F-21

18. We note from your responses to prior comments 31 and 32 that you have not reflected the portion of your Series C Preferred Stock that is convertible into common shares as mezzanine equity because you have accounted for the mandatorily redeemable stock under SFAS No.150, and because the Company determined the common stock conversion feature was minimal and nonsubstantive. We also note from your prior responses that at the time the Series C Preferred Stock was issued the Company believed the common stock was worth approximately $.025 per share. Please explain in further detail how the Company determined the fair value of the common stock at the time the Series C Preferred Shares were issued. As part of your response, please tell us the method and significant assumptions used to determine this valuation. Additionally, if this valuation was determined by a third party valuation, please supplementally provide us with a copy of this valuation. Further, please explain in detail the factors responsible for the significant increase in the value of the Company's common shares from $.025 per common share in the third quarter of 2004 to $5.00 per common share at December 31, 2005 as noted in your response to prior comment 33. We may have further comment upon receipt of your response.

19. Given the significant impact that the changes in the fair value of your Series C Preferred Shares has had on your results of operations for the various periods presented, please tell us and revise MD&A to explain in further detail the factors responsible for the significant increases in the fair value of these shares since they

were issued in November 2004 and had a fair value of approximately $38.1 million. As part of your response and your revised financial statement disclosures, explain in detail the method and significant assumptions that were used to calculate the fair value as of each balance sheet date presented and supplementally provide us with your computations. As part of your response and your revised disclosure, you should separately identify the portion of the changes in fair value attributable to accrued dividends at the stated rate of 6%, changes in value attributable to the common stock conversion feature and any other changes in the fair value of the Series C Preferred shares on a separate basis. Also, please tell us how the fair value at the most recent balance sheet date presented of $102,754 compares to the fair value of the common shares and the redemption proceeds that the Series C Preferred shareholders will receive in connection with the Company's public offering. We may have further comment upon receipt of your response.

20. We note from your disclosure on page 25 that upon consummation of this offering, each of your series C preferred stock, will convert into common stock, series A preferred stock and <u>one</u> share of series B preferred stock. This disclosure is inconsistent with your disclosure in Note 7 on page F-26, where it states that your series C preferred stock is entitled to convert into an <u>equal number</u> of $1000 redemption value series B preferred stock, rather than <u>one</u> share of series B preferred stock as disclosed on page 25. Please reconcile and revise accordingly.

Note 13 – Share-Based Compensation, page F-31

21. We have reviewed your responses to prior comments 33 and 34 in which you explain the methods and significant assumptions that were used to determine the estimated value of your equity securities and the related valuation of the 14,000 stock options granted in October 2006 and note from your response that the valuation of the company's equity interests at March 31, 2006 and September 30, 2006, included the use of minority interest discounts of 12%. Please note that we do not generally believe that the use of minority interest discounts is appropriate in valuing equity securities unless the cash flows to the minority and majority shareholders of the enterprise are disproportionate. Please explain in detail why you believe the use of this minority discount for these periods is appropriate. Alternatively, revise to eliminate the use of such discounts from your valuations.

22. Furthermore, we note from your response to prior comment 33 that a liquidity discount of 35% was used in the valuations prepared at December 31, 2005, March 31, 2006 and September 30, 2006. Please note that the use of marketability discounts in excess of 10% to 15%, are considered to be potentially excessive unless there are significant long-term trading restrictions associated with the related equity securities. Please explain in detail your basis or rational for use of marketability discounts of 35% at these valuation dates. We may have further comment upon receipt of your response.

23. We have reviewed your response to our prior comment 33 and the related valuations of your equity securities that were prepared by Duff & Phelps to determine the estimated fair value of your Series C Preferred shares and your common shares outstanding during the various periods presented. Based on our review of your response and these valuation reports, we note that the Company relied primarily upon the use of the "current-value" method for purposes of determining the fair value of its equity securities. As noted in paragraph 154 of the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, the use of this method is generally only considered to be appropriate when a liquidity event in the form of an acquisition or disposition of the enterprise is imminent or when the enterprise is in the earliest stages of development and no significant common equity value above the liquidation preference of the preferred shares has been established, and there is no reasonable basis for estimating the amount and timing of any common equity value above the liquidation preference that may be created in the future. As neither of these circumstances is applicable to the Company and its stage of operations, we do not believe the use of this method for valuing your equity securities is appropriate. Please revise to value your equity securities as of each period presented using a probability weighted expected return approach or other acceptable method.

Dolan Media Company (Pro Forma)
Unaudited Pro Forma Financial Information Basis of Presentation, page F-36

24. We note your response to prior comment 35 where you state that you have provided on page F-36 the disclosures requested in prior comment 35. We do not see these disclosures on page F-36. As previously requested, please revise your introductory paragraph to the pro forma financial information to include a paragraph, which briefly sets forth a description of and the entities involved with the transaction related to the "Offering Adjustments" on page F-32. In addition, please provide a full explanation of what the "Pro Forma As Adjusted" presentation reflects. See Rule 11-02 (b)(2) of Regulation S-X for guidance.

25. We note your response to prior comment 36, but do not believe you have been fully responsive. As previously requested, please update your unaudited pro forma financial information to include all pro forma adjustments related to the offering adjustment column on page F-38. Each pro forma adjustment should be referenced to notes which clearly explain the methods and assumptions involved.

26. Since it appears the "Offering Transactions" will have a significant impact on your results of operations, please revise to include a pro forma balance sheet and statement of operations for the most recent interim period presented giving effect to the offering transactions.

Unaudited Pro Forma Consolidated Statement of Operations, page F-38

27. We note your response to prior comment 37, but do not believe you have been fully responsive. As previously requested, please disclose pro forma basic and diluted earnings per share giving effect to the offering adjustments and related transactions on the face of the pro forma statement of operations and disclose in a related footnote the assumptions used in estimating the number of shares used in the pro forma earnings per share computations. Additionally, please provide the disclosures required by paragraph 40 of SFAS No. 128, as applicable.

Notes to Unaudited Pro Forma Financial Statements, page F-39

28. Refer to footnote (1). We note the disclosures that have been added to footnote (1) in response to prior comment number 4. Please reconcile and revise the amount assigned to the Feiwell and Hannoy Service agreement of $16,903 as disclosed on page F-39 with the $15,300 assigned to this agreement as noted on page F-37. Also, please revise pro forma amortization reflected in the pro forma statement of operations for the year ended December 31, 2006 to correct this error or inconsistency as necessary.

The Detroit Legal News Publishing, LLC
Financial Statements, page F-62

29. We note your response to prior comment number 44 but continue to believe that audited financial statements may be required for your investment in Detroit Legal News for its fiscal years ended December 31, 2004 and 2005 pursuant to Rule 3-05 of Regulation S-X. If you do not believe that audited financial statements are required for these periods, please provide us with computations supporting your response.

Item 15. Recent Sales of Unregistered Securities, page II-2.

30. We note you response to prior comment 45, but do not believe you fully responded to our comment. As previously requested, please revise the notes to your financial statements to disclose the significant terms (i.e., number of shares, the reason for the issuance, the purchase price per share, etc.) of the transaction(s) in which you issued restricted shares of common stock on December 14, 2004 to six of your management-level employees. As part of your revised disclosure, please explain how the purchase price for the securities issued on December 14, 2004 was determined and whether you are required under any circumstance to repurchase these restricted stock. Also, in regards to the restricted stock issued to management on December 14, 2004 and November 15, 2005, explain the purpose of issuing these restricted stocks, specifically, address whether the restricted shares were some form of compensation to management. Additionally, it appears that the $3,000.00

amount for 13,000 shares reflected in your statement of stockholders' equity for the period ended December 31, 2005 on page F-5, does not reflect the fair value of your stock in comparison with the information provided by you in comment 33, where you state that the fair value of your common stock at December 31, 2005 is $5.00. In this regard, please revise or advise as appropriate. Furthermore, tell us why the restricted shares of common stock issued on December 14, 2004 are not reflected in your statement of stockholders' equity.

Other

31. We note your responses to prior comments 9 and 22 in which you indicate that changes responsive to our comments will be made in a future amendment to the registration statement. Please ensure that the requested disclosures are provided in a future amendment prior to the planned effectiveness of your Form S-1 registration statement. Please note that we may have further comment upon our review of your revised disclosures.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Adam R. Klein, Esq.
        Katten Muchin Rosenman LLP
        via facsimile: (312) 577-8739